

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2021

Thomas Fennimore
Chief Financial Officer
Luminar Technologies, Inc./DE
2603 Discovery Drive, Suite 100
Orlando, Florida 32826

> **Re: Luminar Technologies, Inc./DE**
> **Registration Statement on Form S-1**
> **Filed July 16, 2021**
> **File No. 333-257989**

Dear Mr. Fennimore:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Geoff Kruczek at (202) 551-3641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Daniel S. Kim